EXHIBIT 21.1


                         DYNAMIC HEALTH PRODUCTS, INC. -
                              LIST OF SUBSIDIARIES



Innovative Health Products, Inc., a Florida corporation.

Becan Distributors, Inc., an Ohio corporation.

Discount Rx, Inc., a Louisiana corporation.

J.Labs, Inc., a Florida corporation.

Incredible Products of Florida, Inc., a Florida corporation.

Herbal Health Products, Inc., a Florida corporation.